April 20, 2020

Robert J. Delaversano
Principal Accounting Officer
OncoSec Medical Inc
24 North Main Street
Pennington, NJ 08534

       Re: OncoSec Medical Inc
           Form 10-K for the fiscal year ended July 31, 2019
           Filed October 28, 2019
           Form 10-Q for the quarterly period ended October 31, 2019 Filed December 13, 2019
           File No. 000-54318

Dear Mr. Delaversano:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences